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                          OFFER TO PURCHASE FOR CASH

                    All Outstanding Shares of Common Stock
          (Including the Associated Preferred Stock Purchase Rights)

                                      of

                   Burns International Services Corporation

                                      by

                       Securitas Acquisition Corporation
                      An Indirect Wholly Owned Subsidiary

                                      of

                                 Securitas AB


  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
            TIME, ON SEPTEMBER 1, 2000, UNLESS THE OFFER IS EXTENDED.


                                                                 August 7, 2000

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

  We have been appointed by Securitas Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Securitas AB, a joint stock company organized under the laws of Sweden ("Parent"), to act as Information Agent in connection with Purchaser's offer to purchase all issued and outstanding shares of Common Stock (the "Company Common Stock"), including the associated rights to purchase Series A Participating Cumulative Preferred Stock, issued under the Rights Agreement (as defined in Section 1.2 of the Agreement and Plan of Merger) (the "Rights" and together with the Company Common Stock, the "Shares"), of Burns International Services Corporation, a Delaware corporation (the "Company"), at a price of $21.50 per share of Company Common Stock or such higher price as may be paid in the Offer (the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

  The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer (as defined in the Offer to Purchase) at least that number of Shares that shall constitute a majority of the then outstanding Shares on a fully diluted basis on the date the Shares are accepted for payment and the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer also is subject to the other conditions set forth in the Offer to Purchase. See Section 14 of the Offer to Purchase.

  For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

    1. An Offer to Purchase, dated August 7, 2000;

    2. A Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender such Shares;
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    3. A Notice of Guaranteed Delivery to be used to accept the Offer if
  Share Certificates evidencing Shares and all other required documents are not immediately available or cannot be delivered to The Bank of New York (the "Depositary"), or if the procedures for book-entry transfer cannot be completed on a timely basis, prior to the Expiration Date of the Offer;

    4. A letter, which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

    5. A letter to stockholders of the Company from John A. Edwardson, President, Chief Executive Officer and Director of the Company, together with a Solicitation/Recommendation Statement on Schedule 14D-9, dated August 7, 2000, filed with the Securities and Exchange Commission by the Company;

    6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

    7. A return envelope addressed to the Depositary.

  WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 1, 2000, UNLESS THE OFFER IS EXTENDED.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for Shares which are validly tendered prior to the Expiration Date and not theretofore properly withdrawn when, as and if Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer.

  Payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates evidencing Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary's account maintained at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase), pursuant to the procedures described in Section 3 of the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or a properly completed and manually signed facsimile thereof) or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and, (iii) all other documents required by the Letter of Transmittal.

  Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and MacKenzie Partners, Inc. (the "Information Agent") as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers. Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

  If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Date of the Offer, a tender may be effected by following the guaranteed delivery procedures specified in Section 3 of the Offer to Purchase.

  Any inquiries you may have with respect to the Offer should be addressed to the Information Agent. Additional copies of the enclosed materials may be obtained from the Information Agent by calling TOLL FREE (800) 322 2885 or
(212) 929 5500 (Call Collect).

                                      Very truly yours,

                                      Mackenzie Partners, Inc.

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 NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU
 THE AGENT OF PURCHASER, THE COMPANY, THE INFORMATION AGENT, THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.



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